

December 6, 2012

Via E-mail
Mr. Vincent J. Milano
President and Chief Executive Officer
Viropharma Incorporated
730 Stockton Drive
Exton, Pennsylvania 19341

> **Re:** **Viropharma Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for Quarterly Period Ended September 30, 2012**
> **Filed October 25, 2012**
> **File No. 000-21699**

Dear Mr. Milano:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2011
Consolidated Financial Statements
Note 10. Acquisitions, License and Research Agreements, page 127

1. You appear to be accounting for the $7.5 million upfront payment to Meritage and subsequent $5 million milestone payment as a non-amortizing long-term asset. Please explain to us your basis for this accounting treatment. Also, describe for us your level of involvement in the development activities of this company.

2. Please explain to us your basis for concluding that the estimated useful life for Cinryze product rights was 25 years.

Form 10-Q for Quarterly Period Ended September 30, 2012
Consolidated Financial Statements
Note 4. Intangible Assets

3. You state that you performed step one of the impairment test and there was no impairment of the Vancocin intangible assets as of September 30, 2012. As your sales for the three months ended September 30, 2012 for Vancocin were $3.6 million and the carrying amount of the intangible asset was $115 million it is unclear how you derived this conclusion. Please provide us with an analysis that supports your conclusion which includes a summary of the estimated undiscounted future operating cash flows with a discussion of how the projected cash flows were determined and how they compare to your recent trends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant